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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
David Leichner
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299
davidl@magicsoftware.com

Sleuth© Software Developed With Magic Software’s eDevelopertm Now Deployed  In U.S. In Over 450 Safety Agencies To Improve Public Security

Latest Win For Sleuth Is State Of Colorado With Public Safety Management Solution For Department of Corrections

IRVINE, CA  (June 16, 2004) Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development technology and business solutions, announced today that Magic Solution Partner, Access Data Corporation (ADC) of Angel Fire, New Mexico, has successfully deployed and integrated Sleuth©, a comprehensive public safety records management solution for the State of Colorado, Department of Corrections. Sleuth was developed using Magic Software’s eDeveloper application development and deployment environment.

"We selected Access Data because its Sleuth solution provides an easy to use comprehensive environment that fulfills our ongoing needs,” said Brandon Davis, Crime Analyst with the State of Colorado’s Department of Corrections. “In addition, its underlying technology, eDeveloper, enabled us to quickly and easily consolidate our existing systems.”

The State of Colorado Department of Corrections will be using Sleuth in all 23 state adult prisons. ADC integrates law enforcement and first responders’ solutions for more than 450 small to medium-sized public safety agencies located throughout the United States. Sleuth features applications for law enforcement agencies, court systems and rescue groups, as well as jails and other detention facilities.

“By adding the Colorado Department of Corrections to our client list, we are again demonstrating the ability of Magic Software’s core technology to rapidly develop applications and enable integration with existing systems,” said David Vosburgh, chief architect of the Sleuth Software system and president of ADC.

"In the United States today, there is a critical need to improve data integration capabilities throughout law enforcement agencies. To perform most effectively, appropriate law enforcement agency personnel must have real-time access to the key items of information needed to protect the public,” said Oren Inbar, CEO of Magic Software’s North American subsidiary. "We are excited to work with Access Data to fulfill the needs of our nation’s public safety agencies in addition to the work our partners are doing to use eDeveloper to develop law enforcement solutions globally.”

Most recently, ADC has signed Sleuth deals with:

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The State of Nebraska to provide 100 of its agencies the ability to manage incident and arrest information, and integrate it directly into the FBI's national incident databank;

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The State of New Mexico to computerize five juvenile detention centers;

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Durango, Col. to install and integrate Sleuth into the Durango Police Department, Durango Municipal Court, La Platta County Sheriff's Office and Durango Jail;

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Several college police departments, including Kansas State University and Grinnell College to modify Sleuth to fit their individual security needs; and

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The Iowa Department of Transportation to use Sleuth to automate the transfer of traffic crash reports from officers' laptops directly into a central database. The information will be used for insurance company reports, statistical reporting, and name traces during investigations.

In addition, ADC was recently selected as one of four vendors certified to provide court software solutions within the State of New Mexico.

The Sleuth solution includes a dispatch system to handle emergency calls; a police records management system to manage incident reporting and store investigative data; a jail intake system that allows arrests to be computerized; a criminal tracking system that enables agencies to track criminals throughout their entire periods of incarceration; as well as many additional features. The information is completely integrated and can be accessed by police officers, judges, probation officers, attorneys and any other individuals authorized and involved in the criminal process.

In addition, ADC has installed software directly into police cars to provide officers immediate access to data and the ability to enter reports directly online. And ADC continues to incorporate new features into Sleuth, including capabilities to allow anyone in the system to access statistics and court case status from any Web-enabled computer.

About Access Data Corporation
Access Data Corporation provides comprehensive, totally integrated database management solutions for law enforcement, communications, corrections/detentions and emergency service providers throughout the United States. In business for more than 17 years, the Company has installed its solutions at more than 450 locations. Its Sleuth© solution, which includes integrated file management, on-screen digital camera button controls, mapping capabilities and product interfaces, as well as many other features, is one of the most respected database management applications available to small- to medium-sized public safety agencies. Access Data Corporation is headquartered at 22 Sage Lane, Angel Fire, New Mexico 87710, telephone (505) 377-6757, fax (959) 377-3410, http://www.sleuthsoftware.com.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: June 16, 2004